SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL INTERSTATE CORPORATION

(Name of Subject Company)

NATIONAL INTERSTATE CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Arthur J. Gonzales

Vice President, General Counsel and Secretary

3250 Interstate Drive

Richfield, Ohio 44286-9000

(303) 659-8900

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Anthony E. Kuhel, Jr.

Thomas A. Aldrich

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) The name of the subject company is National Interstate Corporation, an Ohio corporation (the “Company”), the address of the principal executive office of the Company is 3250 Interstate Drive, Richfield, Ohio 44286-9000, and its telephone number at such address is (330) 659-8900.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto and any information incorporated herein by reference, this “Statement”) relates is the common shares, par value $0.01 per share (the “Common Stock”) of the Company. As of February 17, 2014, 19,729,303 shares of Common Stock were issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address

This Statement is being filed by the Company. The name, business address, and business telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer

This Statement relates to the tender offer by Great American Insurance Company, an Ohio corporation (the “Purchaser”), which is a wholly-owned subsidiary of American Financial Group, Inc. (“AFG”). As of February 5, 2014, the date of the tender offer by the Purchaser for all outstanding shares of Common Stock not owned by the Purchaser, the Purchaser beneficially owned 10,200,000, or approximately 51.7%, of the outstanding shares of Common Stock. The Purchaser is offering to purchase all outstanding shares of Common Stock that the Purchaser does not already own for $30.00 per share (the “Amended Offer Price”), net to the seller in cash, without interest, subject to applicable withholding taxes. The offer is disclosed in a combined Tender Offer Statement, Letter of Transmittal and Offer to Purchase (collectively, the “Transmittal Documents”) filed by the Purchaser under cover of Schedule TO with the United States Securities and Exchange Commission (the “SEC”) on February 5, 2014, as amended under cover of Schedule TO-T/A dated February 18, 2014 (together with all exhibits thereto and subsequent amendments thereto, the “Schedule TO”). The offer is subject to the conditions set forth in the Transmittal Documents (the “Offer to Purchase”). The Purchaser has stated that if it purchases shares of Common Stock in the offer such that it will own at least 90% of the issued and outstanding Common Stock, the Purchaser or an affiliate of the Purchaser, intends to merge with the Company (the “merger”). As a result of the merger, each then issued and outstanding share of Common Stock (other than Common Stock held by the Purchaser and held by shareholders who validly perfect their dissenters’ rights under the Ohio Revised Code) will be cancelled and converted into and represent the right to receive the Amended Offer Price.

The Schedule TO states that the principal executive office of the Purchaser is located at 301 East Fourth Street, Cincinnati, Ohio 45202, and its telephone number at such address is (513) 579-2121.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO containing, among other things, the Transmittal Documents and Offer to Purchase, including information concerning the Purchaser or its respective affiliates, officers, or directors, or actions or events with respect to any of them. The Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements

Except as discussed in this Statement, to the best of the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements, or understandings, or actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors, or affiliates or (ii) the Purchaser or AFG or either of their respective executive officers, directors, or affiliates.

Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and (i) the Company’s executive officers, directors, and affiliates or (ii) the Purchaser or AFG and either of their respective executive officers, directors, and affiliates are described in the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 16, 2013 (the “2013 Proxy Statement”) under the sections entitled “General Information,” “Principal Shareholders,” “Compensation Discussion and Analysis,” Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Award Table,” “Potential Payments Upon Termination or Change in Control,” “2012 Director Compensation” and “Certain Relationships and Related Party Transactions,” each of which is incorporated herein by reference to exhibit (e)(13) to this Statement. All information incorporated is considered a part of this Statement, except for any information that is superseded by information included directly in this Statement.

In addition, certain contracts, arrangements or understandings between the Company or its affiliates and (i) the Company’s executive officers, directors, and affiliates or (ii) the Purchaser or AFG and either of their respective executive officers, directors, and affiliates are described in the sections entitled “Special Factors—Interests of Directors and Executive Officers in the Offer” and “Special Factors—Certain Relationships Between AFG, the Purchaser and National Interstate” in the Offer to Purchase, which is attached as exhibit (a)(2) to this Statement and is incorporated by reference herein.

Certain Relationships between the Company and Purchaser or AFG, and each of their respective Executive Officers, Directors, and Affiliates

Shareholders should be aware that certain directors and/or executive officers of the Company have interests in the offer which are described in this Statement and/or the Offer to Purchase, and which may present them with certain actual or potential conflicts of interest with respect to the offer. Certain directors or executive officers of the Purchaser and/or AFG, or their respective affiliates, also serve as directors of the Company. Messrs. Joseph E. (Jeff) Consolino (Mr. Consolino) and Vito Peraino are executive officers of AFG, and Messrs. Gary Gruber and Donald Larson are executive officers of the Purchaser. In addition, until February 2013, Keith Jensen served as an executive officer of AFG.

According to the Offer to Purchase, the Purchaser beneficially owns 10,200,000 shares of Common Stock, which represents approximately 51.7% of the outstanding shares of Common Stock as of February 4, 2014. If the Purchaser were to purchase all shares of Common Stock (other than shares already owned by the Purchaser) in the offer it is seeking to purchase, then, after completion of the offer, the Purchaser would beneficially own 100.0% of the outstanding shares.

Item 4.	The Solicitation or Recommendation

Solicitation or Recommendation

After careful consideration, including a thorough review of the offer with its legal advisor and consideration of the Initial Offer Price with Duff & Phelps, LLC (“Duff & Phelps”), its independent financial advisor, the board of directors of the Company has determined to express no opinion on the offer and to remain neutral with respect to the offer.

Accordingly, the board of directors, on behalf of the Company, expresses no opinion on the offer and is remaining neutral.

The board of directors is not recommending to the shareholders that they tender, or refrain from tendering, their shares of Common Stock in the offer, and urges each shareholder to make his, her or its own investment decision regarding the offer based on all available information, in light of the shareholder’s own investment objectives, various factors considered by the board of directors as outlined in this Statement, the shareholder’s views on the Company’s financial prospects and any other factors the shareholder considers relevant to his, her or its investment decision.

Background of the Offer

At a meeting of the board of directors held on February 12, 2013, Mr. Donald Schwegman was appointed to the Company’s board of directors as an independent director and also named Chairman of the Audit Committee (Mr. Donald Schwegman accepted his appointment on February 15, 2013). Mr. Consolino became Chairman of the board of directors on February 15, 2013, replacing Mr. Alan R. Spachman, who served as Chairman of the board of directors from 2004 until February 15, 2013.

At the Company’s 2013 Annual Meeting of Shareholders held May 2, 2013, Mr. Alan R. Spachman nominated his son, Mr. Michael A. Spachman, for election as a director. Accordingly, there were seven nominees for election as Class I members of the board of directors, but only six nominees were to be elected. No other nominations of persons for election as directors were submitted to the Company. The background of Mr. Michael A. Spachman’s nomination follows:

On March 21, 2013, counsel to Mr. Alan Spachman contacted the Company requesting information regarding the procedures under the Company’s Regulations for nominating a candidate for election as a director at the Annual Meeting and a copy of the Company’s Regulations. On the same day, counsel to the Company responded to this request.

On March 28, 2013, the Company received a letter from Mr. Alan Spachman stating his intention to nominate one candidate for election as a director at the Annual Meeting. In consultation with counsel, the Company determined that such purported nomination was not in compliance with the Company’s Regulations.

On the afternoon of March 29, 2013, at a previously scheduled meeting of the Compensation Committee, Mr. Consolino, Chairman of the Board, advised the members in attendance of Mr. Alan Spachman’s intention to nominate a candidate for election as a director at the Annual Meeting.

On the same day, Mr. Arthur J. Gonzales, Vice President, General Counsel and Secretary of the Company, at Mr. Consolino’s direction, provided to Mr. Alan Spachman in writing and telephonically a list of items that had to be remedied for Mr. Michael A. Spachman’s nomination to be in compliance with the Company’s Regulations.

On March 30, 2013, Mr. Alan Spachman submitted a revised nomination notice, including the consent of Mr. Alan Spachman’s nominee (Mr. Michael A. Spachman) to serve if elected.

On April 2, 2013, the Company filed a preliminary proxy statement with the SEC, followed by the filing of a revised preliminary proxy statement on April 15, 2013 and a definitive proxy statement on April 16, 2013, relating to the Company’s solicitation of proxies in connection with the Annual Meeting. The Company did not receive any notice from Mr. Alan Spachman of his intent to solicit proxies in connection with the Annual Meeting.

The Company’s board of directors recommended that its six nominees (Messrs. Consolino, Elliott, Gruber, Larson, Michelson and Schwegman) be elected. Mr. Michael A. Spachman was elected a Company director at the May 2, 2013 Annual Meeting; Theodore H. Elliott, Jr., nominated by the Company’s board of directors and Nominating and Corporate Governance Committee, did not receive sufficient votes to remain a director (he had served as a director since 1989). Mr. Michael A. Spachman was appointed to the Audit Committee at a Board meeting on May 2, 2013, following the Annual Meeting of Shareholders.

On February 5, 2014, the Purchaser commenced the offer at a price of $28.00 per share (the “Initial Offer Price”).

Following the public announcement of the offer, Mr. Consolino discussed the terms of the offer, including the Initial Offer Price, with management of the Company.

On February 5, 2014, the Company discussed with its legal advisor the offer, including the board of director’s obligation to determine how to respond to the offer and the Company’s obligation to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) announcing its position with respect to the offer within 10 business days of the date that the Purchaser commenced the offer.

On February 5, 2014, the Company received the Purchaser’s Rule 14d-5 request for shareholder records (the “Request”).

On February 7, 2014, at a duly called meeting, the board of directors considered the terms of the offer, including the Initial Offer Price, and process for evaluating such offer. All of the members of the board of directors were present and participating at the meeting either in person or by telephone conference call. Mr. Consolino summarized the terms of the Offer to Purchase. The Company’s legal advisor reviewed with the board of directors the fiduciary duties of directors under Ohio law and other legal matters relevant to the board’s consideration of the Offer to Purchase and responded to questions from the board of directors concerning these matters. Among other matters, the board of directors considered forming a special committee of independent directors for the purposes of considering and making the recommendation as to the Offer to Purchase in the Schedule 14D-9 and engagement of a financial advisor to assist the board of directors in formulating its position with respect to the offer. Following discussion, the board of directors determined by a 6-4 vote that it would not form a special committee (with all directors participating in the vote and Messrs. Joel Schiavone, Donald Schwegman, Alan Spachman, and Michael Spachman voting against that determination). After further discussion, the board of directors determined by a 6-3 vote to instruct management of the Company to interview and review the qualifications of potential independent financial advisors to the board and to provide the board of directors with a list of up to five proposed financial advisors for further consideration by the board by February 10, 2014 (with all directors other than Mr. Joel Schiavone, who abstained, participating in the vote and Messrs. Donald Schwegman, Alan Spachman and Michael Spachman voting against that determination).

On February 7, 2014, the Company issued a press release informing its shareholders of the offer and the board of directors’ intent to advise shareholders of its position regarding the offer within 10 business days of commencement of the offer by filing the Schedule 14D-9.

On February 7, 2014, the Company responded to the Request, providing the records requested on February 5, 2014.

On February 10, 2014, the Company issued an e-mail correspondence to all Company employees informing them of the offer and the board of directors’ intent to respond within 10 business days of commencement of the offer by filing the Schedule 14D-9.

On February 10, 2014, the board of directors, at a duly called meeting at which all directors were present and participating either in person or by telephone conference call received a presentation from management of the Company concerning the results of management’s review of potential financial advisors. Following discussion, the board of directors determined to direct management of the Company to retain Duff & Phelps to provide an opinion, from a financial point of view, of the fairness of the Initial Offer Price (the “Opinion”) (with all directors voting in the affirmative except for Messrs. Joel Schiavone, Alan Spachman and Michael Spachman, who abstained).

On February 11, 2014, Mr. Alan Spachman sent a letter to the Company informing it of his disagreement with the process undertaken by the board of directors with respect to the offer. Specifically, Mr. Alan Spachman took issue with the board’s determination not to appoint a special committee of independent directors for purposes of considering and making the recommendations to the Offer to Purchase. Mr. Alan Spachman’s letter also indicated his interest in meeting individually with Duff & Phelps and requested written advice of the Company’s legal advisor concerning the process undertaken by the board of directors with respect to the offer.

Following the announcement of the offer, a shareholder derivative and class action complaint (the “Complaint”) was filed in Hamilton County, Ohio, Court of Common Pleas, against the Company, as well as against AFG and the Purchaser. The action is styled Robert Bernatchez v. American Financial Group, Inc., et al. The plaintiff, Robert Bernatchez, a former officer of the Company and an alleged owner of the Common Stock, alleges, among other things, that the defendants breached their fiduciary duties (including the duty of loyalty and the duty of candor) to the Company’s public shareholders in connection with the offer. The Complaint seeks, among other things, injunctive relief against the offer and any subsequent merger; rescission; damages; and plaintiff’s costs and disbursements of the action, including a reasonable allowance for fees and expenses of plaintiff’s attorneys and experts. On February 18, 2014, plaintiff filed a motion for expedited discovery, requesting documents from defendants and requesting depositions of defendants’ representatives with sufficient time to brief and hold a hearing on plaintiff’s “anticipated motion for preliminary injunction” in advance of the March 6, 2014 close of the offer.

The outcome of this lawsuit, and any other litigation that may be filed, is unclear and cannot be predicted with any certainty. An adverse judgment for monetary damages could have a material adverse effect on the operations of the Company and/or any participants in the offer. A preliminary injunction could delay or jeopardize consummation of the offer and/or any potential subsequent merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of both. The Company intends to vigorously defend itself against this and any other lawsuit.

On February 13, 2014, at the request of management of the Company, the Company’s legal advisor participated in a question and answer session by conference call with all of the members of the Company’s board of directors to discuss the offer, the related process and the fiduciary duties of directors under Ohio law and to review with the directors the Complaint.

On February 14, 2014, Mr. Alan Spachman, a director of the Company who beneficially owns approximately 9.2% of the outstanding Common Stock of the Company, filed a Schedule 13D with the SEC reserving the right to formulate plans and/or make proposals, and to take actions with respect to his investment in the Company. As indicated in Mr. Spachman’s Schedule 13D, on February 7, 2014, Mr. Spachman requested that the board of directors form a special committee to review the offer and make a recommendation to shareholders, and, as described above, the board of directors determined, by a majority vote, not to form such a special committee. Mr. Spachman’s Schedule 13D further states that Mr. Spachman then requested that the independent directors be authorized to retain their own independent legal and financial advisors, at the Company’s expense. Counsel for the Company noted that the request for legal counsel could be premature at the time of the request, and no further action was taken. At that time, the Company had already retained Duff & Phelps.

On February 17, 2014, the Purchaser provided additional financial information and analysis to the board of directors concerning the Initial Offer Price.

On February 17, 2014, at a duly called meeting, the board of directors further considered and discussed the terms of the offer, including the Initial Offer Price, received a presentation from representatives of Duff & Phelps concerning the Opinion as to the Initial Offer Price and the process followed by Duff & Phelps in preparing the Opinion as to the Initial Offer Price, and had the opportunity to question the representatives concerning the Opinion, a draft of which had been previously provided to the board of directors, and Duff & Phelps’ process in connection therewith. All of the members of the board of directors were present and participating at the meeting either in person or by telephone conference call. In the course of the meeting, Mr. Alan Spachman reiterated his previous objections to the process followed by the board of directors in reviewing the offer. At the conclusion of the board of directors’ questions, the representatives of Duff & Phelps were excused from the meeting. Mr. Consolino proposed that he review with the board of directors the financial analysis of the offer prepared by the Purchaser that had been distributed to members of the board of the directors earlier in the day. Mr. Alan Spachman expressed the view that Mr. Consolino’s review of the Purchaser’s analysis at this time would be inappropriate in light of the presentation the board of directors had just received from Duff & Phelps. At Mr. Alan Spachman’s request, he, Mr. Michael Spachman, Mr. Donald Schwegman and Mr. Joel Schiavone were excused from the meeting to discuss the matter. After those directors rejoined the meeting, Mr. Alan Spachman reiterated his objection, and, after further discussion among the board of directors, Mr. Consolino did not proceed with the review of the Purchaser’s financial analysis. Mr. Consolino advised the board of directors that the Purchaser would be announcing, before the market opened on February 18, 2014, that it had increased the Initial Offer Price to the Amended Offer Price.

A representative of Duff & Phelps was asked to rejoin the meeting so that the members of the board of directors could ask additional questions in light of this new information. After discussion with the board of directors, the representative of Duff & Phelps said that they would not at this time deliver an opinion as to the fairness, from a financial point of view, of the Amended Offer Price as to do so would require completion of internal due diligence and procedures and, in any case, would be outside the scope of its engagement with the Company. The representative of Duff & Phelps was then excused from the meeting. Mr. Consolino proposed that the board of directors vote to express no opinion on the offer and to remain neutral with respect to the offer, including the Amended Offer Price. At Mr. Alan Spachman’s request, he, Mr. Michael Spachman, Mr. Donald Schwegman and Mr. Joel Schiavone were excused from the meeting to discuss the motion. After those directors rejoined the meeting, Mr. Alan Spachman reiterated his objections to the board of directors’ process and to the proposed vote. The meeting was recessed without any action taken. Following the meeting, management of the Company contacted the representative of Duff & Phelps to ask whether Duff & Phelps would be in a position to opine as to the fairness, from a financial point of view, of the Amended Offer Price. The representative of Duff & Phelps advised management of the Company that Duff & Phelps would decline to deliver an opinion as to the fairness, from a financial point of the view, of the Amended Offer Price as to do so would require completion of internal due diligence and procedures and, in any case, would be outside the scope of its engagement with the Company.

On February 17, 2014, Duff & Phelps issued the Opinion as to the Initial Offer Price, the details of which are provided below.

On February 18, 2014, AFG received a letter (the “Letter”) from the legal advisor to Mr. Alan Spachman (“Spachman Counsel”) demanding certain additional disclosures concerning the board process and Duff & Phelps’ analysis. The Letter was subsequently forwarded to the Company’s legal advisor via e-mail, and such e-mail indicated that Spachman Counsel believed that if AFG or the Purchaser failed to provide the additional disclosures as outlined in the Letter, it would be incumbent upon the Company to do so.

On February 18, 2014, AFG issued a press release announcing the increase of the Initial Offer Price to the Amended Offer Price and AFG’s and the Purchaser’s intention to amend the Schedule TO and Offer to Purchase. The press release stated that the Amended Offer Price was the “best and final” price and that no further increase to the price would be made.

On February 18, 2014, the Company issued a press release acknowledging the increase of the Initial Offer Price to the Amended Offer Price and the board of directors, intent to advise shareholders of its position regarding the offer within 10 business days of commencement of the offer by filing the Schedule 14D-9.

On February 18, 2014, the previously recessed meeting of the board of directors of the Company reconvened. All of the members of the board of directors were present and participating at the meeting either in person or by telephone conference call. Mr. Consolino called for a vote on the proposal that the board of directors express no opinion on the offer and remain neutral with respect to the offer. The board of directors determined by a 6-4 vote (with all directors participating in the vote and Messrs. Joel Schiavone, Donald Schwegman, Alan Spachman, and Michael Spachman voting against that determination) to express no opinion on the offer and to remain neutral with respect to the offer.

On February 19, 2014, the Company learned that a second shareholder derivative and class action complaint (the “Cambridge Retirement Complaint”) has been filed against the Company, as well as against AFG and the Purchaser and six of the Company’s directors (Messrs. Consolino, Gary Gruber, Keith Jensen, Donald Larson,

David Michelson and Vito Peraino). The case is styled Cambridge Retirement System v. Joseph Consolino, et al., Case No. CV-2014-02-0819, and it was filed in the Summit County, Ohio, Court of Common Pleas. While the Company is still reviewing the Cambridge Retirement Complaint, plaintiff Cambridge Retirement System alleges that it is an owner of Common Stock, and that defendants breached their fiduciary duties (including the duty of due care, good faith, candor and loyalty) to the Company’s public stockholders. The Cambridge Retirement Complaint seeks, among other things, injunctive relief; the creation of an independent special committee in connection with the offer; to extend the tender offer period; damages; and plaintiff’s costs and disbursements, including attorneys’ fees, accounts’ fees and experts’ fees.

The Transmittal Documents state that each of Messrs. Consolino, Gary J. Gruber, Donald D. Larson and Vito C. Peraino intends to tender any and all shares of Common Stock they own in response to the offer.

Mr. Keith Jensen, one of the directors of the Company, has indicated his intent to tender his shares of Common Stock pursuant to the offer. In addition, Mr. Dave Michelson, the Company’s Chief Executive Officer, has indicated his intent to tender his shares of Common Stock pursuant to the offer, and Mr. Arthur Gonzales, the Company’s Vice President, General Counsel and Secretary, has indicated his intent to tender his shares of Common Stock pursuant to the offer.

There can be no assurances that any of the aforementioned holders of Common Stock will tender any of their respective shares pursuant to the offer.

Reasons for the Recommendation

The Board of Directors Expresses No Opinion on the Offer and is Remaining Neutral

The board of directors has determined to express no opinion on the offer and to remain neutral with respect to the offer. The board of directors is not recommending to shareholders that they tender, or refrain from tendering, their shares in the offer. Although the board of directors has received the Opinion that the Initial Offer Price is not fair from a financial point of view, the Purchaser has subsequently increased the Initial Offer Price to $30 per share of the Common Stock (also referred to as the “Amended Offer Price”). For these reasons and the factors set forth below, the board of directors is remaining neutral and cannot recommend in favor of, or against, the offer.

Accordingly, the board of directors urges each shareholder to make his, her or its own investment decision regarding the offer based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the Company’s financial prospects, the factors considered by the board of directors (described below), and any other factors the shareholder considers relevant to his, her or its investment decision.

In reaching its determination and its decision as described above, the board of directors considered and discussed a number of factors concerning the offer that shareholders could consider to be positive or negative, including, among others, the following:

Potentially Positive Factors

•	Increased Offer Price. The Initial Offer Price has been increased to $30 per share. The Purchaser has indicated that the Amended Offer Price will not be further increased.

•	Historical Stock Prices. The Amended Offer Price represents a premium of approximately 35.3% over the closing stock price of the Common Stock on February 4, 2014, the last day prior to the public announcement of the offer, and a premium of approximately 28.9% over the average closing stock price of the Common Stock for the 30 trading days ending on that date.

•

Controlled Company Status and Lack of Strategic Alternatives. The Purchaser is a controlling shareholder of the Company, beneficially owning approximately 51.7% of the outstanding shares of the Common Stock at the commencement of the offer. As a result, the trading market for the Common

Stock is less liquid due to a relatively smaller size of the Company’s public float. These factors could effectively limit the Company’s ability to pursue strategic transactions with third-parties (including an acquisition by a third party) without the approval of the Purchaser as a controlling shareholder.

•	Timing of Completion; No Financing Condition. The board of directors considered the anticipated timing of consummation of the offer, which should allow shareholders to receive the Amended Offer Price promptly. In addition, the Purchaser has expressed its intention to effect the merger with the Company if it purchases shares of the Common Stock in the offer such that it will own at least 90% of the issued and outstanding Common Stock, which provides a measure of some assurance to the shareholders who choose not to tender their shares of the Common Stock in the offer that they also can receive equal value for their shares of the Common Stock. The board of directors also considered the fact that the offer is not conditioned on the Purchaser or AFG obtaining financing.

•	Purchaser Alternatives. If the Purchaser is not successful in completing the offer, the Purchaser has indicated it would review its options, including continuing the status quo prior to the offer, purchasing shares of the Common Stock in the open market or in privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with the Company. In any such transactions, the consideration may be more or less than the Amended Offer Price.

Potentially Negative Factors

•	Company Common Stock Has Traded Higher. The Common Stock has in the past traded at higher levels than the Amended Offer Price. Since January 1, 2011, the high trading price of the Common Stock was $36.36 per share on July 18, 2013 and the low trading price was $18.66 per share on March 11, 2011. This trading history suggests that certain shareholders of the Company may have acquired their shares of the Common Stock at prices higher than the Amended Offer Price.

•	Fairness Opinion Regarding Initial Offer Price. The Opinion indicates that $28 per share, or the Initial Offer Price, is not fair to shareholders from a financial point of view.

•	No Negotiations. The offer is not conditioned upon a favorable recommendation by the board of directors, and, to date of this filing, there have been no negotiations regarding the Amended Offer Price between the Purchaser and the board of directors.

•	Purchaser’s Financial Interest. With respect to the Amended Offer Price, the Purchaser’s financial interest in acquiring the shares for the lowest market clearing price that is satisfactory to meet the minimum tender condition may potentially be adverse to the financial interest of the Company’s other shareholders who choose not to tender.

•	Minimum Condition. The offer is subject to a waivable minimum tender condition of at least 90% of the outstanding shares (on a fully diluted basis) of the Common Stock as of the date the shares are accepted for payment pursuant to the offer being rendered in the offer.

•	Going Private Transaction. If the offer is consummated by the Purchaser, the Company will become a private company. Any shareholder of the Company who tenders all his, her or its shares of the Common Stock in the offer or has his, her or its shares of the Common Stock converted into cash in the merger will cease to participate in the future earnings and growth, if any, of the Company and will not benefit from increases, if any, in the Company’s value, including any increases due to improving economic conditions.

•	Certain Members of Board of Directors May Believe Common Stock Is Worth More. As described herein, Mr. Alan Spachman and certain other members of the board of directors oppose the offer and may believe that the Amended Offer Price is inadequate.

•	Recommendation Made by Board of Directors Rather Than Special Committee. This recommendation is made by the board of directors, including directors affiliated with the Purchaser and AFG, rather than a committee solely consisting of disinterested directors.

•	Form of Consideration. The cash consideration of the offer may not be tax efficient for some holders of the common stock.

Opinion of Duff & Phelps

The board of directors retained Duff & Phelps to render the Opinion to the Company and its board of directors as to the fairness, from a financial point of view, to the holders of shares of the Common Stock of the consideration, including the Initial Offer Price, to be paid to such holders in the offer. On February 17, 2014, Duff & Phelps rendered the Opinion to the board of directors that as of such date, based upon the assumptions, procedures, factors, qualifications and limitations set forth therein, the Initial Offer Price to be paid to the holders of the Common Stock in the offer is not fair from a financial point of view to such holders (without giving effect to any impact of the offer on any particular holder other than in his, her or its capacity as a holder of Common Stock).

The full text of the Opinion, dated February 17, 2014, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Duff & Phelps in connection with the Opinion is filed herewith as exhibit (a)(12) and is incorporated into this Statement by reference. The Opinion and the related analysis addresses the terms of the offer which include the Initial Offer Price and not the Amended Offer Price. The description of the Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the Opinion filed herewith as exhibit (a)(12).

The following is a summary of the Opinion. We encourage you to read Duff & Phelps’ written opinion carefully in its entirety.

In connection with the Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of the Opinion included, but were not limited to:

•	reviewing the following documents:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (including the audited financial statements included therein), filed by the Company with the SEC on March 7, 2013, and the Company’s unaudited interim financial statements for the nine months ended September 30, 2013 included in the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on November 1, 2013;

•	the Company’s draft financial statements for the year ended December 31, 2013;

•	other internal documents relating to the history, current operations, and probable future outlook of the Company, including a 2014 financial budget, provided to Duff & Phelps by management of the Company, upon which Duff & Phelps relied in performing its analysis;

•	five year financial projections provided to Duff & Phelps by senior management of the Company, upon which Duff & Phelps relied in performing its analysis;

•	the A.M. Best credit report dated July 12, 2013; and

•	documents related to the offer, including the Tender Offer Statement filed on Schedule TO by AFG with the SEC on February 5, 2014;

•	discussing the information referred to above, and the background and other elements of the offer, with senior management of the Company;

•	reviewing the historical trading price and trading volume of the Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	performing certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducting such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the offer, Duff & Phelps, with the Company’s consent:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Company’s management, and did not independently verify such information;

•	relied upon the fact that the board of directors of the Company and the Company have been advised by their legal advisor as to all legal matters with respect to the offer, including whether all procedures required by law to be taken in connection with the offer have been duly, validly and timely taken;

•	assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

•	assumed that information supplied and representations made by the Company’s management regarding the Company and the offer are accurate in all material respects;

•	relied on the assurances of the Company’s management that the Company’s management is not aware of any information or facts that would make the information supplied to Duff & Phelps incomplete or misleading; and

•	assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps.

Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the offer.

Duff & Phelps prepared the Opinion as of February 17, 2013, and Duff & Phelps disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after February 17, 2013, including the increase of the Initial Offer Price to the Amended Offer Price.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the offer, the assets, businesses or operations of the Company, or any alternatives to the offer, (ii) negotiate the terms of the offer, or (iii) advise the Company, the board of directors or any other party with respect to alternatives to the offer.

The Opinion did not opine as to the market price or value of the Common Stock (or any related matter) after the announcement or the consummation of the offer.

In rendering the Opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the offer, or with respect to the fairness of any such compensation.

The Opinion (i) does not address any transaction related to the offer; (ii) is not a recommendation as to how the board of directors or any shareholder should vote or act with respect to any matters relating to the offer, and (iii) does not indicate that the consideration offered, including the Initial Offer Price, is the best possibly attainable under any circumstances; instead, it merely states whether the consideration offered in the offer, including the Initial Offer Price, is within a range suggested by certain financial analyses. A decision as to whether to recommend, not to recommend, or take no position with respect to the offer or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based.

Pursuant to the terms of the letter agreement between Duff & Phelps and the Company, dated as of February 10, 2014 (the “Engagement Letter”), Duff & Phelps has consented to the use of the Opinion in connection with this Statement, including the filing of the Opinion as exhibit (a)(12) to this Statement. In giving such consent, Duff & Phelps does not thereby admit that they are in the category of persons whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The board of directors retained Duff & Phelps to render the Opinion as to the Initial Offer Price in connection with the offer. Under the terms of the Engagement Letter Duff & Phelps agreed to provide the board of directors with the Opinion as to the fairness, from a financial point of view, of the consideration, including the Initial Offer Price, to be received by the holders of Common Stock (other than the Purchaser, AFG and/or any of their respective affiliates) pursuant to the offer (without giving effect to any impact of the offer on any particular holder other than in his, her or its capacity as a holder of Common Stock) . Under the terms of the Engagement Letter, the Company agreed to pay Duff & Phelps a fee of $500,000, with a nonrefundable retainer of $250,000 payable upon execution of the Engagement Letter and the remaining $250,000 payable upon Duff & Phelps informing the Company of its preparedness to deliver the Opinion. Pursuant to the Engagement Letter, the Company is required to pay Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to delivery of the Opinion.

The Company has also agreed to reimburse Duff & Phelps for reasonable out-of-pocket expenses, as well as reasonable fees and expenses of counsel, consultants, and advisors retained by Duff & Phelps, in an amount not to exceed $40,000 (any amounts in excess of $40,000 shall require the Company’s written approval). In addition, the Company has agreed to indemnify Duff & Phelps against liabilities reasonably relating to or arising out of the matters contemplated by the Engagement Letter.

Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to holders of Common Stock on its behalf concerning the offer. The Company has not authorized anyone to give information or make any representation about the offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference to this Statement. Therefore, the Company’s shareholders should not rely on any other information.

Item 6.	Interest in Securities of the Subject Company

Except in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Common Stock have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates, or subsidiaries except:

Reporting Person	Transaction Date	Shares		Price per Share
Joel Schiavone[1]	12/20/13	6,000	(6)	$24.499	(2)
Joel Schiavone[1]	12/23/13	4,000	(6)	$24.709	(2)
Joel Schiavone[1]	12/30/13	2,000	(6)	$23.76	(2)
Joel Schiavone[1]	12/31/13	2,000	(6)	$23.44	(2)
Keith Jensen	1/1/14	217	(7)	$23.00
David Michelson[3]	1/1/14	4,180	(3)	$23.00
Alan Spachman[4]	1/22/14	129,560	(4)	$0.00
Michael Spachman[5]	1/22/14	62,647	(4)	$0.00

(1)	Transaction was conducted through DMB Family Limited Partnership. Mr. Joel Schiavone is the General Partner of DMB Family Limited Partnership.
(2)	The price reported is a weighted average price.
(3)	Surrender of shares to the Company in satisfaction of tax withholding obligations on vested shares of previously granted stock.
(4)	The Alan R. Spachman GRAT No. 3 distributed 129,560 shares to the Alan R. Spachman Revocable Trust.
(5)	The Alan R. Spachman GRAT No. 3 gifted 62,647 shares to Mr. Michael Spachman.
(6)	The shares were sold in an open market sale.
(7)	The transaction was a grant, award or other acquisition pursuant to Rule 16b-3(d).

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

Except as set forth in this Statement or in the exhibits to this Statement or the Offer to Purchase, to the knowledge of the board of directors and the Company, there are no transactions, resolutions of the Company’s board of directors, agreements in principle, or signed contracts in response to the offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Short Form Merger

The Purchaser has stated that if the offer is consummated such that it will own at least 90% of the issued and outstanding Common Stock of the Company, subject to applicable law, the Purchaser intends to consummate the merger between the Company and the Purchaser, or an affiliate of the Purchaser, in which the outstanding Common Stock (other than Common Stock held by the Purchaser and held by shareholders who validly perfect their dissenters’ rights under Ohio Revised Code) will be cancelled and converted into and represent the right to receive the Amended Offer Price.

Dissenters’ Rights

No dissenters’ rights are available to holders of Common Stock in connection with the offer. According to the Offer to Purchase, however, if the offer is successfully completed, holders of the Common Stock (a) who do not tender their shares into the offer and hold Common Stock at the effective time of the subsequent merger, (b) who do not wish to accept the consideration provided for in merger and (c) who comply with the procedures provided for in under the Ohio Revised Code, will be entitled to receive the “fair value” of their Common Stock, as determined by a court of competent jurisdiction, by following the procedures required by the Ohio Revised Code. Dissenters’ rights are described in the Offer to Purchase under the section entitled “Special Factors—Section 9. Dissenters’ Rights; Rule 13e-3.”

The foregoing discussion of the rights of shareholders seeking dissenters’ rights under the Ohio Revised Code does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available thereunder and is qualified in its entirety by reference to the Ohio Revised Code.

Regulatory Approvals

Except as set forth in this Statement and the exhibits to this Statement, the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for the Purchaser to acquire or own shares of the Common Stock pursuant to the offer.

State Takeover Laws

A number of states have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, shareholders and/or a principal place of business in such states. The Company is incorporated under the laws of the State of Ohio. Section 1701.831 of the Ohio Revised Code (also known as the “control share acquisition law”) generally prohibits transactions in which a person obtains one-fifth or more but less than one-third of all the voting power of a corporation, one-third or more but less than a majority of all the voting power of a corporation, or a majority or more of all the voting power of a corporation, unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation represented at the meeting and by the affirmative vote of a majority of the voting power of the corporation represented at the meeting excluding the voting power of “interested shares.” “Interested shares” are shares held by the acquiring person, an officer of the corporation elected or appointed by the directors of the corporation or an employee of the corporation who is also a director of such corporation. A corporation may provide in its Articles of Incorporation or Code of Regulations that Section 1701.831 does not apply to control share acquisitions of its shares. The Company has not opted out of this statute.

Section 1704.02 of the Ohio Revised Code (also known as the “merger moratorium law”) prohibits any “Chapter 1704 transaction” for a period of three years from the date on which a shareholder first becomes an “interested shareholder” unless the directors of the corporation, before the shareholder became an interested shareholder, approved the Chapter 1704 transaction or the transaction pursuant to which the shareholder became an interested shareholder. A “Chapter 1704 transaction” is defined to include a variety of transactions such as mergers, consolidations, combinations or majority share acquisitions between an Ohio corporation and an interested shareholder or an affiliate of an interested shareholder. An “interested shareholder” is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation. After the three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation or such other percentage set forth in the articles of incorporation of the corporation, if any, provided that a majority of the disinterested shareholders approve the transaction. The Company has not opted out of this statute.

According to the Schedule TO, because AFG (indirectly) and the Purchaser (directly) already own a majority of all the voting power of the Company, AFG and the Purchaser do not believe that Section 1701.831 of the Ohio Revised Code would prevent the Purchaser from consummating the offer or the merger. According to the Schedule TO, because AFG and the Purchaser became interested shareholders in 1989, AFG and the Purchaser do not believe that Section 1704.02 of the ORC would prevent the Purchaser from consummating the offer or the merger.

Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the FTC and certain waiting period requirements have been satisfied. AFG currently beneficially owns more than 50% of the outstanding voting securities of the Company. Under the HSR Act, this level of ownership means that AFG is in “control” of the Company for the purposes of such regulations. Based on the foregoing and according to the Schedule TO, AFG and the Purchaser believe no HSR Act filing is required in connection with the offer and the merger.

Federal Reserve Board Regulations

Regulations T, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the shares of Common Stock, if the credit is secured directly or indirectly by margin stock. The Transmittal Documents state AFG is funding the acquisition of the Common Stock from its internally available funds. Based on the foregoing and according to the Schedule TO, AFG and the Purchaser believe the Margin Regulations are inapplicable to the offer.

State Insurance Regulatory Approvals

Subsidiaries of AFG, including the Purchaser, as well as the Company are regulated by state insurance regulators. Completion of the offer and the merger may be subject to certain requirements for prior notice to and/or approval by state insurance regulators applicable to transactions between a domestic insurance company and its affiliates (referred to as “Form A Notice”). Under the various state insurance laws a domestic insurer may not enter into certain specified transactions in excess of specified size thresholds with an affiliate unless the insurer has provided state insurance regulators thirty days’ prior notice and the transaction has not been disapproved during that time.

Potential Payments to Named Executive Officers in Connection with the Tender Offer

The Company maintains a number of plans, agreements and arrangements that could provide payments or benefits to its executives in connection with termination of employment or a change in control. The following narrative summarizes the various agreements or arrangements under which the Company could be required to provide payments or benefits to the Company’s named executive officers in connection with the offer. For this purpose, the Company’s named executive officers are David W. Michelson, Julie A. McGraw, Terry E. Phillips, Arthur J. Gonzales, Gary N. Monda and Anthony J. Mercurio.

Employment Agreement with Mr. Michelson

The Company has entered into an Employment and Non-Competition Agreement with Mr. David W. Michelson. Under his Employment and Non-Competition Agreement, if Mr. Michelson’s employment is terminated by the Company without cause, upon Mr. Michelson’s death or disability, by Mr. Michelson for good reason or upon the Company’s failure to renew the term of the agreement, the Company will pay and provide to Mr. Michelson (i) his base salary at the rate in effect immediately before the termination through the first anniversary of his termination date, (ii) unpaid prior year bonuses as if he were actively employed through the scheduled date of payment, (iii) a pro rata portion of any bonus he would have received under the Company’s management bonus plan (the “Management Bonus Plan”) had his employment continued through the year of termination, and (iv) full vesting of any unvested stock options (although all of Mr. Michelson’s currently outstanding stock options are already vested without regard to his Employment and Non-Competition Agreement).

For purposes of the Employment and Non-Competition Agreement, “cause” generally means (i) a conviction of a felony, (ii) dishonesty or willful misconduct that is materially detrimental or adverse to the Company’s best interests, (iii) violation of non-competition or non-solicitation covenants, or (iv) abandonment or continuing neglect of duties. “Good reason” generally means (a) a reduction in base salary, (b) a decrease of a target bonus opportunity below 100% of Mr. Michelson’s base salary, (c) a significant reduction of his duties, responsibilities or position, or (d) a material change in his principal place of employment.

The agreement also subjects Mr. Michelson to indefinite confidentiality restrictions, non-competition restrictions for 12 months after termination of employment and non-solicitation restrictions for 24 months after termination of employment.

Management Bonus Plan

Each of the Company’s named executive officers participates in the Management Bonus Plan. The Management Bonus Plan is an annual cash incentive bonus arrangement whereby a portion of an annual bonus pool may be allocated to participants for each fiscal year. Payment of any bonus earned under the Management Bonus Plan generally is made in three installments (provided that the participant remains employed on the applicable payment date), subject to adjustments for accident year results: (i) 50% within 75 days after the end of the fiscal year performance period, (ii) 35% within 75 days after the first anniversary of the end of the performance period, and (iii) 15% within 75 days after the second anniversary of the end of the performance period. However, if, within one year after a change in control, the Company terminates a named executive officer’s employment other than for cause or a named executive officer terminates his or her employment for good reason, then the Company will pay to such executive a lump sum cash distribution of his or her unpaid bonus awards under the Management Bonus Plan within 10 days following the date of termination of employment. This amount is prorated, at the “target” level, to the extent that the change in control and termination occur during a performance period (and after the applicable awards have been established for such period). Mr. Michelson receives these payments under his Employment Agreement, as described above.

The terms “cause” and “good reason” are defined in the Management Bonus Plan. Cause generally means (i) a material failure to perform duties, (ii) commission of a felony or any crime involving dishonest acts, or (iii) a breach of fiduciary duties or a material violation of any corporate governance and ethics policies. Good reason generally means (a) a material reduction in base salary, (b) a material reduction of authority, duties or responsibilities, or (c) a material change in the participant’s principal place of employment.

For purposes of the Management Bonus Plan, a change in control generally means: (i) any person or group becomes the beneficial owner of 30% or more—or in the case of an acquisition by the Purchaser, 66 2⁄3% or more—of the combined voting power of the Company’s outstanding securities, (ii) there is a change in the majority of the Company’s board of directors, (iii) a reorganization, merger, consolidation, or sale of substantially all of the Company’s assets where its existing shareholders do not retain more than 51% of the combined voting power of the outstanding securities, or (iv) the Company’s shareholders approve a complete liquidation or dissolution. As a result, a change in control would occur if, in connection with the offer, the Purchaser’s beneficial ownership equals or exceeds 66 2/3% of the combined voting power of the Company’s outstanding securities.

Long Term Incentive Plan and Equity Award Agreements

The Company has granted equity awards to its named executive officers under its long term incentive plan. In particular, the Company has granted restricted shares and stock options to its named executive officers. All stock options currently held by the Company’s named executive officers are fully vested. However, certain of the Company’s named executive officers hold certain restricted shares that are not currently vested, but which would become vested upon the occurrence of a change in control. For purposes of these equity awards, the term “change in control” has the meaning described above in connection with the Management Bonus Plan. As a result, if, in connection with the offer, the Purchaser’s beneficial ownership equals or exceeds 66  2⁄3% of the combined voting power of the Company’s outstanding securities, vesting of the restricted shares held by the Company’s named executive officers would be accelerated.

Golden Parachute Compensation

The following table sets forth the estimated amount of payments and benefits that each named executive officer of the Company would receive if, in connection with the offer, the Purchaser’s beneficial ownership equals or exceeds 66 2/3% of the combined voting power of the Company’s outstanding securities. For purposes of the table below, the Company assumes the following:

•	Consummation of the offer on February 18, 2014, in a transaction treated as a change in control for purposes of the Company’s executive compensation arrangements;

•	Each named executive officer’s employment is terminated without “cause” immediately following the consummation of the offer; and

•	The price per share paid in the offer is the Amended Offer Price ($30 per share).

The amounts reported below are estimates based on the assumptions described above and in the footnotes to the table. The actual amount of payments and benefits provided to any of the Company’s named executive officers in connection with a change in control or termination of employment could only be determined at the time the actual triggering event occurs.

Named Executive Officer (a)	Cash ($) (b)[1]	Equity ($) (c)[2]	Pension/ NQDC ($) (d)[3]	Perquisites/ Benefits ($) (e)[4]	Tax Reimbursement (f)[5]	Other ($) (g)[6]	Total ($) (h)[7]
David W. Michelson	$644,850	$1,080,000	—	—	—	—	$1,724,850
Julie A. McGraw	$103,926	$37,140	—	—	—	—	$141,066
Terry E. Phillips	$82,042	$27,840	—	—	—	—	$109,882
Arthur J. Gonzales	$89,304	—	—	—	—	—	$89,304
Gary N. Monda	$86,145	$37,140	—	—	—	—	$123,285
Anthony J. Mercurio	$139,027	$55,680	—	—	—	—	$194,707

(1)	Cash payments reported above for Mr. Michelson consist of (a) base salary continuation for 12 months of $400,000, and (b) payments under the Management Bonus Plan of $244,850. For the other named executive officers, the cash payments reported above consist of payments under the Management Bonus Plan. Payments under the Management Bonus Plan include (i) unpaid amounts attributable to 2012 accident year results, (ii) an assumed achievement level of 20% of target for the 2013 accident year, although actual payouts will not be certified until the end of February 2014, and (iii) a pro-rated “target” bonus for 2014, assuming that target levels remain unchanged from 2013 (actual target levels for 2014 will be established at the end of February 2014). All of these amounts are attributable to “double-trigger” arrangements, meaning that payment is made upon termination without cause or for good reason within 12 months after a change in control, except that Mr. Michelson’s base salary continuation would be paid on termination without cause or for good reason regardless of whether a change in control has occurred.
(2)

Equity amounts reported above consist of the value of unvested restricted shares that would become vested upon the occurrence of a change in control. No amounts are reported for outstanding stock options, because all stock options held by the Company’s named executive officers are already vested without regard to the offer. The dollar values reported above are based on a stock price of $30 per share. All of these amounts are attributable to “single-trigger” arrangements, meaning that vesting is accelerated upon the occurrence of a change in control, without regard to termination of employment.
(3)	The Company does not maintain any pension or nonqualified deferred compensation plans for its named executive officers, and therefore no pension or nonqualified deferred compensation enhancements would be provided in connection with a change in control or termination of employment.
(4)	The Company does not have any agreement or understanding to provide perquisites, personal benefits or health care or welfare benefits to a named executive officer in connection with a change in control or termination of employment.
(5)	The Company does not have any agreement or understanding to provide tax reimbursements to a named executive officer in connection with a change in control or termination of employment.
(6)	The Company does not have any agreement or understanding to provide any other compensation to a named executive officer that is based on or otherwise relates to a change in control or termination of employment.
(7)	For each named executive officer, this amount includes the aggregate dollar value of the sum of all amounts reported in columns (b) through (g). The table below quantifies the portion of the aggregate amount reported for each named executive officer which is attributable to “double-trigger” and “single-trigger” arrangements, respectively. For this purpose, post-termination base salary continuation payable to Mr. Michelson under his Employment Agreement is reported as attributable to a double-trigger arrangement.

Named Executive Officer	Amounts Attributable to Double-Trigger Arrangements (Cash Payments)	Amounts Attributable to Single-Trigger Arrangements (Accelerated Vesting of Equity)
David W. Michelson	$644,850	$1,080,000
Julie A. McGraw	$103,926	$37,140
Terry E. Phillips	$82,042	$27,840
Arthur J. Gonzales	$89,304	$0
Gary N. Monda	$86,145	$37,140
Anthony J. Mercurio	$139,027	$55,680

Annual Report on Form 10-K

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed by the Company with the SEC on March 7, 2013.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in the Company’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.	Exhibits

The following exhibits are filed or incorporated by reference as part of this Statement:

Exhibit No.	Description

(a)(1)	Schedule TO, dated February 5, 2014 (incorporated by reference to Schedule TO filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)
(a)(2)	Schedule 13E-3, dated February 5, 2014 (incorporated by reference to Schedule 13E-3 filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)

(a)(3)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to Exhibit (a)(1)(i) to Tender Offer Statement on Schedule TO filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)

(a)(4)	Letter of Transmittal, dated February 5, 2014, of National Interstate Corporation (incorporated by reference to Exhibit (a)(1)(ii) to Tender Offer Statement on Schedule TO filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)

(a)(5)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to Tender Offer Statement on to Schedule TO filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to Tender Offer Statement on Schedule TO filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)

(a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to Tender Offer Statement on Schedule TO filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)

(a)(8)	Summary Advertisement published in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to Tender Offer Statement on Schedule TO filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)

(a)(9)	Press release, issued by American Financial Group, Inc., dated February 5, 2014 (incorporated by reference to Exhibit (a)(5)(i) to Tender Offer Statement on Schedule TO filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 5, 2014)

(a)(10)	Press release, issued by National Interstate Corporation, dated February 7, 2014 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by National Interstate Corporation on February 7, 2014)

(a)(11)	Correspondence to Employees, issued by National Interstate Corporation, dated February 10, 2014 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by National Interstate Corporation on February 10, 2014)

(a)(12)	Fairness Opinion of Duff & Phelps, LLC as to the Initial Offer Price to the board of directors of National Interstate Corporation, dated February 17, 2014

(a)(13)	Schedule TO-T/A, dated February 18, 2014 (incorporated by reference to Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 18, 2014)

(a)(14)	Press release, issued by American Financial Group, Inc., dated February 18, 2014 (incorporated by reference to Exhibit (a)(5)(ii) of the Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on February 18, 2014)

Exhibit No.	Description

(a)(15)	Press release, issued by National Interstate Corporation, dated February 18, 2014 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by National Interstate Corporation on February 18, 2014)

(a)(16)	Press release, by National Interstate Corporation, dated February 19, 2014

(e)(1)	Underwriting Management Agreement dated November 1, 1989, as amended, among National Interstate Insurance Agency, Inc., Great American Insurance Company, Agricultural Insurance Company, American Alliance Insurance Company and American National Fire Insurance Company (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1 (file no. 333-119270) filed on September 24, 2004)

(e)(2)	Agreement of Reinsurance No. 0012 dated November 1, 1989 between National Interstate Insurance Company and Great American Insurance Company (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form S-1 (file no. 333-119270) filed on September 24, 2004)

(e)(3)	Investment Management Agreement effective October 1, 2012 between American Money Management Corporation, National Interstate Insurance Company, National Interstate Insurance Company of Hawaii, Inc., Vanliner Insurance Company and Triumphe Casualty Company (incorporated by reference to Exhibit 10.14 of the 2012 Annual Report on Form 10-K of National Interstate Corporation filed on March 8, 2013)

(e)(4)	Registration Rights Agreement effective February 2, 2005 among National Interstate Corporation, Alan Spachman and Great American Insurance Company (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1/A (file no. 333-119270) filed on September 24, 2004)

(e)(5)	Long Term Incentive Plan, as amended through March 1, 2013 (incorporated by reference to the Exhibit 10.1 to Form 8-K filed on May 8, 2013)

(e)(6)	Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 (file no. 333-119270) filed on September 24, 2004)

(e)(7)	Amended and Restated Employee Retention Agreement between National Interstate Insurance Agency, Inc. and David W. Michelson, dated December 28, 2007 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on January 4, 2008)

(e)(8)	Employment and Non-Competition Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson, as amended as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on January 4, 2008 and Exhibit 10.16 to Form 10-K filed on March 14, 2007)

(e)(9)	Restricted Shares Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson (incorporated by reference to Exhibit 10.17 to Form 10-K filed on March 14, 2007)

(e)(10)	Stock Bonus Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson (incorporated by reference to Exhibit 10.18 to Form 10-K filed on March 14, 2007)

(e)(11)	National Interstate Corporation Amended and Restated Management Bonus Plan, as amended as of November 6, 2009 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 27, 2007 and Exhibit 10.1 to Form 8-K filed on November 12, 2009)

(e)(12)	Form of Award Agreement for Restricted Shares and Performance Shares (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 25, 2013)

(e)(13)	Sections entitled “General Information,” “Principal Shareholders,” “Compensation Discussion and Analysis,” Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Award Table,” “Potential Payments Upon Termination or Change in Control,” “2012 Director Compensation” and “Certain Relationships and Related Party Transactions” in the Definitive Proxy Statement on Schedule 14A of National Interstate Corporation (incorporated by reference to the Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders of National Interstate Corporation, filed on April 16, 2013)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL INTERSTATE CORPORATION

By:	/S/ ARTHUR J. GONZALES
Name:	Arthur J. Gonzales
Title:	Vice President, General Counsel and Secretary

Dated: February 19, 2014